SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF A FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For May 2021

Commission File Number 0-28800
______________________

DRDGOLD Limited

Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park

South Africa, 1709

( Address of principal executive offices )
______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.

Form 20-F ☑

Form 40-F
☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐

No
☑

If ''Yes''

is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of May 2021, incorporated by reference herein:

Exhibit

99.1 Release dated

May 5,

2021, “OPERATING

UPDATE

FOR THE

QUARTER ENDED

31
MARCH 2021”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED
Date: May 5, 2021 By: /s/ Riaan Davel

Name: Riaan Davel

Title: Chief Financial Officer

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
ISIN: ZAE000058723
JSE share code: DRD
NYSE trading symbol: DRD
(“ DRDGOLD ” or the “ Company ”)
OPERATING UPDATE

FOR THE QUARTER ENDED 31 MARCH 2021
The operating update of the Company for the quarter ended 31 March 2021 is as follows:
Quarter ended Quarter ended
31 MAR 2021 31 DEC 2020 % change
Production
Gold produced kg 1,382 1,470 -6%
oz 44,433 47,262 -6%
Gold sold kg 1,363 1,484 -8%
oz 43,822 47,712 -8%
Ore milled
Metric (000't)

7,272 7,073 3%
Yield Metric (g/t) 0.190 0.208 -9%
Price and costs
Average gold price received R per kg 857,895 947,056 -9%
US$ per oz 1,785 1,888 -5%
Adjusted EBITDA * Rm 371.7 571.0 -35%
US$m 25.7 37.0 -31%
Cash operating costs R/t 102 108 -6%
US$/t 7 7 -
Cash operating costs R per kg 549,817 532,480 3%
US$ per oz 1,144 1,062 8%
All-in sustaining costs ** R per kg 645,488 607,210 6%
US$ per oz 1,343 1,211 11%
All-in costs ** R per kg 654,072 628,571 4%
US$ per oz 1,361 1,253 9%
Capital expenditure
Sustaining Rm 77.8 68.4 14%
US$m 5.2 4.4 18%
Non-sustaining/growth Rm - 13.3 -100%
US$m - 0.9 -100%
Average R/US$ exchange

rate
14.95 15.60 -4%
Rounding of figures may result in computational discrepancies

* A
djusted earnings before interest, taxes, depreciation and amortisation (" Adjusted EBITDA ") may not be comparable to similarly titled measures of

other companies. Adjusted EBITDA

is not a measure of

performance under International
Financial Reporting Standards

(IFRS) and should

be considered in

addition to, and

not as a

substitute for, other measures
of financial performance and liquidity.

**
All-in cost definitions based on the guidance note on non-GAAP Metrics issued by the World Gold Council on 27 June
2013 .

Gold production decreased by

6% from the

previous quarter to 1,382kg

primarily due to a

9% decrease in
yield despite a 3% increase in tonnage throughput. Gold sold decreased by 8%.

As a result

of the above,

the cash operating

costs per kilogram

of gold sold

increased by 3%

from the previous
quarter to R549,817/kg. The cash operating

costs per ton of material processed

decreased by 6% to R102/t.

All-in sustaining

costs per

kilogram and

all-in costs

per kilogram

were R645,488/kg

and R654,072/kg,
respectively, increasing quarter on quarter mainly due to an increase in sustaining capital expenditure.

Adjusted EBITDA

decreased by 35%

from the

previous quarter

to R371.7

million primarily due

to an

8%
decrease in gold sold and a 9% decrease in the average Rand gold price received of R857,895/kg.

Cash and cash

equivalents decreased by

R3.7 million to

R2,165.7 million as

at 31 March

2021 (31 December
2020: R2,169.4 million) after paying the interim cash dividend of R341.8 million for the six months ended 31
December 2020. External borrowings remained at Rnil as at 31 March 2021 (31 December 2020: Rnil).

The cash generated during

the current quarter will,
inter alia
, be applied towards

the Company’s extended
capital expenditure programme for

the year ending 30

June 2021. Despite the

capital expenditure planned
for the year, the Company remains

in a favourable position

to, in the absence

of unforeseen events, consider
declaring a final cash dividend in or around August 2021.
The information contained in this announcement does not constitute an earnings forecast. The financial information provided

is the

responsibility of

the directors

of DRDGOLD,

and such

information has

not been
reviewed or reported on by the Company’s auditors.

Johannesburg
5 May 2021

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